ORB AUTOMOTIVE CORPORATION
Room O-R, Floor 23, Building A,
Fortune Plaza, Shennan Road,
Futian District, Shenzhen, PRC 518000

December 1, 2010

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Orb Automotive Corporation (f/k/a Action Acquisition Corporation) (the “Company”)
Form 8-K
Filed September 16, 2010
Amendment No. 1 to Form 8-K
Filed October 15, 2010
File No. 000-52341

Ladies and Gentlemen:

As requested in the comment letter dated October 22, 2010 (the “Comment Letter”) of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Form 8-K, as amended by Amendment No. 1, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Sincerely,

ORB Automotive Corporation

By:	/s/ Junning Ma
Junning Ma
Chairman, CEO and President